

December 15, 2014

Via E-mail
Marcel Verbaas
President and Chief Executive Officer
Xenia Hotels & Resorts, Inc.
200 S. Orange Avenue, Suite 1200
Orlando, FL 32801

      Re: Xenia Hotels & Resorts, Inc.
             Amendment No. 2 to Form 10-12B
             Filed November 25, 2014
             File No. 001-36594

Dear Mr. Verbaas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10 for Xenia Hotels and Resorts, Inc.

Unaudited Pro Forma Combined Consolidated Financial Statements

3. Capital Contribution and Financing Transactions, page 91

1. Please disclose in an amended filing how you determined interest expense adjustments of $5 million and $5.2 million for the nine months ended September 30, 2014 and the twelve months ended December 31, 2013, respectively. Additionally, to the extent that the actual interest rate you are charged could vary from the calculation you provide, please disclose the effect on income of a 1/8th percent variance in that interest rate for the nine months ended September 30, 2014 and the twelve months ended December 31, 2013, respectively.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Cathy A. Birkeland, Esq.